UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 23, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Valvoline Inc.

File No. 333-211720 – CF 34009

_____

Valvoline Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1filed on July 12, 2016.

Based on representations by Valvoline Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.7	through January 1, 2019
Exhibit 10.8	through January 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary